UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill

Company Secretary

Date 17 April 2013

ASX RELEASE

17 April 2013

Share Purchase Plan Cleansing Notice

In accordance with ASIC Class Order 09/425 (CO 09/425), Novogen Ltd (Novogen) (ASX: NRT) gives notice that:

1.	Novogen will make offers to issue ordinary shares under a Share Purchase Plan (SPP) without disclosure under Part 6D.2 of the Corporations Act 2011 (Cth) (Act);

2.	this notice is given in accordance with CO 09/425 and in particular, paragraph 7(f)(ii) of CO 09/425 which requires that the Company give this notice to ASC within the 24 hour period before the SPP offer;

3.	as at the date of this notice, Novogen has complied with:

(a)	the provisions of Chapter 2M of the Act as they apply to Novogen; and

(b)	section 674 of the Act; and

4.	as at the date of this notice, Novogen confirms that there is no information that is “excluded information” (as defined in subsections 708A(7) and 708A(8) of the Act) which is required to be disclosed by Novogen.

Yours faithfully

/s/ Graham Kelly
Graham Kelly
Executive Chairman

For further information contact:

Graham Kelly

Executive Chairman

Novogen Ltd

Telephone: 0459 200 095

Email: Graham.Kelly@novogen.com

Website: www.novogen.com

Further information on the SPP

Please contact our share registry if you require further information.

1

The share registry contact details are:

Computershare Investor Services Pty Limited

Level 4, 60 Carrington Street, Sydney NSW 2000

1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia)

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

More information: www.novogen.com

Safe harbour statement

Certain statements made in this document and material referred to in this document that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.). These forward looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by these statements. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.

Investors should be aware that there are no assurances that results will not differ from those projected.

2

ASX RELEASE

17 April 2013

Share Purchase Plan

Novogen Ltd (ASX: NRT) is pleased to announce that existing shareholders are being provided with an opportunity to participate in a share purchase plan (Offer).

Key features of the Offer:

•

Ordinary shares in the Company (Shares) are offered at $0.17 representing an approximate 20% discount to the average market price calculated over the last 5 days on which sales in the Shares were recorded before the SPP was announced on 17 April 2013.

•	There are no transaction costs to participants.

The SPP will provide funds to Novogen:

(a)	as a priority, to enable it to commit to contractual obligations concerning the CS-6 pre-clinical program as a prelude to its clinical evaluation as a treatment for glioblastoma multiforme and later stage ovarian cancer;

(b)	as a secondary priority, to enable it to conduct other studies intended to identify other potential clinical options for CS-6, as well as creating a pipeline of other potential drug candidates; and

(c)	to provide working capital to maintain a viable publicly-listed Company.

The Company has sent to shareholders a notice of meeting relating to a proposed general meeting on 19 April 2013. At that meeting, a number of resolutions will be proposed, including the approval to raise additional capital, if required.

The Directors have decided to raise in the short term funds from this SPP and a placement of $2.5 million (at 16.6 cents per Share) announced by the Company on 12 April 2013. The placement is subject to approval at the general meeting of Novogen at 19 April 2013 and was managed by Patersons Securities Pty Limited. The shareholder approval is needed to ensure compliance with Listing Rule 7.1. Shareholder approval is not required for the SPP.

When the proceeds of the placement and this SPP are received, the Directors will look at the funding needs of the Company and decide whether any additional funds are required at this stage. If the Directors do decide that additional funds are required, they do not believe that, including the proceeds of the placement and the SPP, Novogen would need to raise more than $10 million.

You are encouraged to review the Company’s announcements and its website - www.novogen.com.

Information for Eligible Shareholders

Shareholders who were registered as at 7.00 pm (Sydney time) on Tuesday 16 April 2013 (Record Date), and have a registered address in Australia and New Zealand (Eligible Shareholders) are invited to participate in the SPP. The SPP provides the opportunity for Eligible Shareholders to purchase up to $15,000 of Novogen ordinary shares (Shares) at $0.17 per Share.

Eligible Shareholders if they choose to participate are able to purchase as little as $1,000 worth of Shares or up to a maximum of $15,000 worth of Shares without incurring brokerage or transaction costs. All new Shares issued under the SPP will rank equally with the existing Shares.

Eligible Shareholders will be sent an offer letter and Share Purchase Plan rules to enable them to consider the investment. The SPP, including eligibility, is subject to the more detailed Offer rules (released together with this announcement) which prevail to the extent of any inconsistency.

Important Dates

Record Date	Tuesday 16 April 2013 (7.00pm Sydney time)	Date for deciding Eligible Shareholders

Announcement Date	Wednesday 17 April 2013	SPP is announced to the market

Opening Date	Tuesday 23 April 2013	SPP opens

Closing Date	Tuesday 14 May 2013	SPP closes at 5.00pm (Sydney time)

Allotment Date	Tuesday 21 May 2013	Allotment of Shares to be issued under SPP

Despatch Date	Wednesday 22 May 2013	Confirmation of transaction despatched to shareholders

Quotation Date	Wednesday 22 May 2013	Date on which Novogen shares are expected to be traded on ASX

Note: Dates are indicative only and Novogen retains the right to vary these dates without advance notice.

Key Offer details

Issue Price	$0.17 per Share

Minimum Application Amount $1,000	Minimum investment amount per Eligible Shareholder under the SPP

Maximum Application Amount $15,000	Maximum investment amount per Eligible Shareholder under the SPP

Note: Amounts are stated in Australian dollars ($AUD). Eligible Shareholders can only take up the offer in increments of $500.

The SPP is conducted in accordance with ASX Listing Rule 7.2, (Exception 15) and accordingly does not require shareholder approval.

The following documents will be despatched to Eligible Shareholders in the coming days:

(a)	The Offer letter; and

(b)	The Rules.

As required by the ASX Listing Rules, copies of these documents are attached to this release. These documents are important and require your immediate attention.

If you have any questions in relation to the SPP or how to complete the Application Form, please call Novogen’s share registry, Computershare Investor Services Pty Limited at any time between 8.30am to 5. 00pm (Sydney time) Monday to Friday on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia).

For further information contact:

Graham Kelly

Chief Executive Officer

Novogen Ltd

Telephone: 0459 200 095

Email: Graham.Kelly@novogen.com

Website: www.novogen.com

About Novogen Ltd:

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

More information: www.novogen.com

17 April 2013

Dear Shareholder

Share Purchase Plan

On behalf of the directors of Novogen Ltd, I am pleased to invite Eligible Shareholders (see below) to participate in the Novogen Ltd Share Purchase Plan (SPP). The SPP gives Eligible Shareholders the opportunity to purchase up to $15,000 of Novogen’s ordinary shares (Shares) at a discount, without incurring brokerage or transaction costs.

Key features of the Offer

•

Ordinary shares in the Company (Shares) are offered at $0.17 representing approximately 20% discount to the average market price calculated over the last 5 days on which sales in the Shares were recorded before the SPP was announced on 17 April 2013.

•	There are no transaction costs to participants.

Closing Date

The offer closes at 5.00pm on 14 May 2013.

Eligible Shareholders

The SPP will be available to persons who are registered as shareholders at 7.00 pm (Sydney time) on 16 April 2013 (Record Date), and have a registered address in Australia and New Zealand (Eligible Shareholders). Instructions on how to apply for a share allocation and key terms of the Offer are contained in the accompanying SPP documentation. The SPP, including eligibility, is subject to the more detailed SPP rules which prevail to the extent of any inconsistency

Capital raising program

The Company has sent to shareholders a notice of meeting relating to a proposed general meeting on 19 April 2013. At that meeting, a number of resolutions will be proposed, including the approval to raise additional capital, if required.

The Directors have decided to raise in the short term funds from this SPP and a placement of $2.5 million (at 16.6 cents per Share) announced by the Company on 12 April 2013. The placement is subject to approval at the general meeting of Novogen at 19 April 2013 and was managed by Patersons Securities Pty Limited. The shareholder approval is needed to ensure compliance with Listing Rule 7.1. Shareholder approval is not required for the SPP.

When the proceeds of the placement and this SPP are received, the Directors will look at the funding needs of the Company and decide whether any additional funds are required at this stage. If the Directors do decide that additional funds are required, they do not believe that, including the proceeds of the placement and the SPP, Novogen would need to raise more than $10 million.

Company highlights

The Company on 3 April 2013 released another announcement which relates to encouraging results from a follow up study conducted which showed that the experimental anti-cancer drug, CS-6, was highly cytotoxic in the laboratory against ovarian cancel stem cells.

To see this announcement and others, you are encouraged to review the Company’s announcements and its website - www.novogen.com.

SPP Details

The SPP is intended to give existing shareholders the opportunity to purchase further Shares in Novogen.

The SPP is entirely voluntary and will enable Eligible Shareholders, regardless of the number of shares they hold in Novogen on the Record Date, to participate up to a maximum subscription of $15,000 per Eligible Shareholder (88,235 Shares). Eligible Shareholders can subscribe in increments of $500 for a minimum parcel of $1,000 and up to the maximum of $15,000.

All new Shares issued under the SPP will rank equally with existing ordinary shares in the Company.

Use of funds

The SPP will provide funds to Novogen:

(a)	as a priority, to enable it to commit to contractual obligations concerning the CS-6 pre-clinical program as a prelude to its clinical evaluation as a treatment for glioblastoma multiforme and later stage ovarian cancer;

(b)	as a secondary priority, to enable it to conduct other studies intended to identify other potential clinical options for CS-6, as well as creating a pipeline of other potential drug candidates; and

(c)	to provide working capital to maintain a viable publicly-listed Company.

Risks

Your directors encourage your continued support of the Company. Before making an investment decision, however, you should read the terms of the SPP Offer and the Plan Rules accompanying this letter in their entirety. An investment in Novogen is speculative. Risk factors associated with an investment in Novogen include:

(a)	the price of the new shares may be influenced by factors beyond the control of Novogen, such as the share market and general economic conditions;

(b)	an inability to obtain required approvals;

(c)	an inability to successfully complete and commercialise its intellectual property;

(d)	an inability to attract and retain strategic partners;

(e)	the timing and cost of regulatory approvals;

(f)	an inability to adequately protect intellectual property; and

(g)	competition from companies which have potentially greater access to funding.

If you have any questions about participating in the SPP, you should consult your stockbroker, accountant, professional adviser or contact our share registry whose details are:

Computershare Investor Services Pty Limited at any time between 8.30am to 5. 00pm (Sydney time) Monday to Friday on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia).

Please refer to the accompanying Novogen Share Purchase Plan Offer and Rules booklet for further details of the Offer.

Yours faithfully

Professor Graham Kelly

Executive Chairman

For further information contact:

Graham Kelly

Executive Chairman

Novogen Ltd

Telephone: 0459 200 095

Email: Graham.Kelly@novogen.com

Website: www.novogen.com

About Novogen Ltd:

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Safe harbour statement

Certain statements made in this document and material referred to in this document that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.). These forward looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by these statements. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.

Investors should be aware that there are no assurances that results will not differ from those projected.

The Offer

Novogen is pleased to provide Eligible Shareholders with the opportunity to participate in the Novogen Share Purchase Plan (the Plan or SPP).

Key features of the Offer

•

Ordinary shares in the Company (Shares) are offered at $0.17 per share representing approximately a 20% discount to the average market price calculated over the last 5 days on which sales in the Shares were recorded before the SPP was announced on 17 April 2013.

•	There are no transaction costs to participants.

Eligible Shareholders

The SPP will be available to persons who are registered as shareholders at 7.00 pm (Sydney time) on 16 April 2013 (Record Date), and have a registered address in Australia and New Zealand (Eligible Shareholders). Instructions on how to apply for a share allocation and key terms of the Offer are contained in the accompanying SPP documentation. The SPP, including eligibility, is subject to the more detailed Plan Rules which prevail to the extent of any inconsistency

Opening and Closing Dates

The offer opens on 23 April 2013 and closes at 5.00pm on 14 May 2013.

Capital raising program

The Company has sent to shareholders a notice of meeting relating to a proposed general meeting on 19 April 2013. At that meeting, a number of resolutions will be proposed, including the approval to raise additional capital, if required.

The Directors have decided to raise in the short term funds from this SPP and a placement of $2.5 million (at 16.6 cents per Share) announced by the Company on 12 April 2013. The placement is subject to approval at the general meeting of Novogen at 19 April 2013 and was managed by Patersons Securities Pty Limited. The shareholder approval is needed to ensure compliance with Listing Rule 7.1. Shareholder approval is not required for the SPP.

When the proceeds of the placement and this SPP are received, the Directors will look at the funding needs of the Company and decide whether any additional funds are required at this stage. If the Directors do decide that additional funds are required, they do not believe that, including the proceeds of the placement and the SPP, Novogen would need to raise more than $10 million.

Company highlights

The Company on 3 April 2013 released another announcement which relates to encouraging results from a follow up study conducted which showed that the experimental anti-cancer drug, CS-6, was highly cytotoxic in the laboratory against ovarian cancel stem cells.

To see this announcement and others, you are encouraged to review the Company’s announcements and its website - www.novogen.com.

SPP Details

The SPP is intended to give existing shareholders the opportunity to purchase further Shares in Novogen.

The SPP is entirely voluntary and will enable Eligible Shareholders, regardless of the number of shares they hold in Novogen on the Record Date, to participate up to a maximum subscription of $15,000 per Eligible Shareholder (88,235 Shares). Eligible Shareholders can subscribe for a minimum parcel of $1,000 and up to the maximum of $15,000.

All new Shares issued under the SPP will rank equally with existing ordinary shares in the Company.

Use of funds

The SPP will provide funds to Novogen:

(a)	as a priority, to enable it to commit to contractual obligations concerning the CS-6 pre-clinical program as a prelude to its clinical evaluation as a treatment for glioblastoma multiforme and later stage ovarian cancer;

(b)	as a secondary priority, to enable it to conduct other studies intended to identify other potential clinical options for CS-6, as well as creating a pipeline of other potential drug candidates; and

(c)	to provide working capital to maintain a viable publicly-listed Company.

If you have any questions relating to the Company’s operations please feel free to contact Graham Kelly, the Executive Chairman on 0459 200 095.

Full details of the SPP and how to participate in it are set out in this booklet, the Plan Rules and the Application Form. Novogen encourages you to read these documents carefully. The Offer does not take into account the individual objectives, financial situation or particular needs of shareholders. The directors of the Company recommend you obtain independent financial and taxation advice before making a decision as to whether or not you participate in the SPP.

Enquiries

If you have any questions in relation to the SPP or how to complete the Application Form, please call Novogen’s share registry, Computershare Investor Services Pty Limited at any time between 8.30am to 5. 00pm (Sydney time) Monday to Friday on 1300 855 080 (within Australia) or +61 3 9415 4000 (outside Australia).

Important Dates

Record Date	Tuesday 16 April 2013 (7.00pm Sydney time)	Date for deciding Eligible Shareholders

Announcement Date	Wednesday 17 April 2013	SPP is announced to the market

Opening Date	Tuesday 23 April 2013	SPP opens

Closing Date	Tuesday 14 May 2013	SPP closes at 5.00pm (Sydney time)

Allotment Date	Tuesday 21 May 2013	Allotment of Shares to be issued under SPP

Despatch Date	Wednesday 22 May 2013	Confirmation of transaction despatched to shareholders

Quotation Date	Wednesday 22 May 2013	Date on which Novogen shares are expected to be traded on ASX

Note: Dates are indicative only and Novogen retains the right to vary these dates without advance notice.

Key Offer details

Issue Price	$0.17 per Share

Minimum Application Amount $1,000	Minimum investment amount per Eligible Shareholder under the SPP

Maximum Application Amount $15,000	Maximum investment amount per Eligible Shareholder under the SPP

Note: Amounts are stated in Australian dollars ($AUD).

The SPP is conducted in accordance with ASX Listing Rule 7.2, (Exception 15) and accordingly does not require shareholder approval.

ASIC Relief

This offer of Shares under the SPP is made in Australia in accordance with ASIC Class Order 09/425.

This offer of Shares under the SPP is made in New Zealand in accordance with the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002.

Important Notice

These materials do not constitute an offer of securities for sale in any place outside Australia or New Zealand. This Offer is only made to eligible Novogen shareholders who, as at the Record Date, are registered shareholders with a registered address in Australia or New Zealand.

This Offer is not valid in any place where, or to any person whom, it would not be lawful to make the Offer.

Directors of Novogen who are Eligible Shareholders, reserve the right to participate in the SPP.

The SPP may be varied, suspended or terminated by the Board at any time at the Board’s absolute discretion without advance notice. Neither the Company nor the Board accepts or assumes any liability to shareholders because of variation, suspension or termination of the SPP.

The circumstances of each Eligible Shareholder may differ, so any Eligible Shareholders wanting to participate in the SPP should obtain independent advice about the taxation consequences of an investment under the SPP.

Novogen reserves the right to refuse any application made, for example, if a cheque is returned unpaid or if the Application Form has not been properly completed, or where there are grounds for believing that the applicant is not acting in good faith or if holdings have been split into smaller parcels for the purpose of multiple applications under the SPP. Application Forms received after the Closing Date will not be accepted.

Questions and Answers

Note: Capitalised terms are defined in the Share Purchase Plan Rules.

What is the Share Purchase Plan?

The Share Purchase Plan (SPP) being offered by Novogen gives Eligible Shareholders the opportunity to subscribe up to $15,000 for Shares in the Company (without incurring brokerage and transaction costs). The offer opens on 23 April 2013 and closes on 14 May 2013.

The SPP will be offered under the Plan Rules (contained in this SPP booklet) which contain the terms, as well as some important definitions.

Shares issued under the SPP will rank equally in every respect with existing Shares and will be eligible to participate in all dividends paid after the Allotment Date and will carry the same voting rights and other entitlements as existing Shares.

The SPP is intended to give existing shareholders the opportunity to purchase further Shares in the Company at a discount.

How much will Novogen raise under the SPP?

Novogen will raise up to approximately $5.8 million under the SPP, subject to Scaleback as explained below or any other restrictions under Listing Rules 7.1, 7.1A and 7.2 (Exception 15). Novogen will decide the final amount raised under the SPP, subject to the Listing Rules and if necessary, to Scaleback applications under the SPP to the extent and in the manner that it thinks appropriate. See below for further details about Scaleback of applications.

Is the SPP underwritten?

No.

How much money is Novogen planning to raise in the short term?

The Directors have decided to raise in the short term funds from this SPP and a placement of $2.5 million (at 16.6 cents per Share) announced by the Company on 12 April 2013. The placement is subject to approval at the general meeting of Novogen at 19 April 2013 and was managed by Patersons Securities Pty Limited. The shareholder approval is needed to ensure compliance with Listing Rule 7.1. Shareholder approval is not required for the SPP.

When the proceeds of the placement and this SPP are received, the Directors will look at the funding needs of the Company and decide whether any additional funds are required at this stage. If the Directors do decide that additional funds are required, they do not believe that, including the proceeds of the placement and the SPP, Novogen would need to raise more than $10 million.

Will the directors participate in the SPP?

Directors and senior management are able to participate in the SPP. All directors hold a relevant interest in Shares in Novogen and all directors have indicated their intention to participate fully or partially in the SPP.

Am I an Eligible Shareholder?

All Novogen shareholders at the Record Date (7 pm Sydney time 16 April 2013), having a registered address in Australia and New Zealand, are eligible to participate in the SPP. Directors and senior management who are Eligible Shareholders are able to participate in the SPP.

The Company is not making this Offer to shareholders in countries outside Australia or New Zealand.

Are Eligible Shareholders obliged to participate in the SPP?

No. Participation in the SPP is optional.

How much can I invest under the SPP?

Up to $15,000 for Shares. Based on an issue price of $0.17 per Share, Eligible Shareholders may apply for a maximum of 88,235 Shares.

Minimum subscription

The minimum subscription is $1,000.

What is the Issue Price?

The Issue Price is $0.17 per Share.

This is less than the market price of the Shares at any time in the 5 day period prior to the date of the announcement of the Offer. It also represents approximately (but no more than) a 20% discount to the volume weighted average market price (VWAP) of the Shares for the five trading days prior to the announcement of the SPP on 17 April 2013.

The Issue Price does not exceed the limit prescribed by Listing Rule 7.2 (Exception 15) and Class Order CO 09/425 (Class Order).

What risks are associated with investing under the SPP?

The market price for the Company’s Shares may change between the Announcement Date and the Allotment Date. If the market price of Shares on the Allotment Date falls below the Issue Price, you may be financially disadvantaged by purchasing Shares under the SPP in that you may have acquired Shares for more than market value at the time of issue. Eligible Shareholders wanting to participate in the SPP should obtain independent professional advice about the taxation consequences of an investment under the SPP.

An investment in Novogen is speculative.

Before making an investment decision, you should read the terms of the Offer set out in the accompanying offer letter and the terms of the Offer contained in the Plan Rules. The risks associated with an investment in Novogen Ltd include:

(a)	the price of the Shares may be influenced by factors beyond the control of Novogen;

(b)	an inability to obtain approvals for future clinical trials;

(c)	failure to meet clinical trial objectives or adverse events occurring during clinical trials;

(d)	an inability to successfully complete clinical trials and commercialise its intellectual property;

(e)	inability to attract and retain strategic partners;

(f)	timing and cost of regulatory approvals;

(g)	inability to adequately protect intellectual property;

(h)	competition from companies which have potentially greater access to funds; and

(i)	inability to raise future funds.

Can I sell immediately sell Shares I purchased under the SPP?

Yes. The Shares are expected to be allotted on Tuesday 21 May 2013.

The Company will apply for quotation on the Quotation Date of all Shares issued under the SPP on the Official List following the processing of those Applications received from Eligible Shareholders by the Closing Date.

How do I apply for Shares under the SPP?

Eligible Shareholders can subscribe for Shares under the SPP in one of two ways, depending upon whether payment is to be made by cheque or by BPAY. All payments must be in Australian dollars.

For payment by BPAY

Eligible Shareholders who wish to pay by BPAY, must follow the instructions on the Application Form. Payment must be received before 5.00pm (Sydney time) on the Closing Date. If you pay by BPAY, there is no need to return the Application Form.

For payment by cheque

If you wish to pay by cheque, complete the personalised Application Form enclosed with this SPP booklet and return it with a cheque in payment of the Application Amount before 5.00pm (Sydney time) on the Closing Date to:

Novogen Ltd

Computershare Investor Services Pty Limited

GPO Box 505

Melbourne VIC 3001

Your cheque, bank cheque or bank draft must be paid in Australian currency and be drawn on an Australian branch of an Australian financial institution.

You must ensure that your cheque account has sufficient funds to cover your payment, as your cheque will be presented for payment on receipt. If your bank dishonours your cheque your application will be rejected. We will not represent any dishonoured cheques.

What is the subscription amount and how many Shares will I receive?

Based on the Issue Price, if you subscribe $1,000 (the minimum), you will receive 5,883 Shares and if you subscribe $15,000 (the maximum), you will receive 88,236 Shares.

You can only subscribe in increments of shares worth $500. You can use the table below to know how many Shares you will obtain. As an example:

Subscription amount	Number of Shares (rounded up)
$15,000	88,236
$14,500	85,295
$14,000	82,353
$13,500	79,412
$13,000	76,471
$12,500	73,530
$12,000	70,589
$11,500	67,648
$11,000	64,706
$10,500	61,765
$10,000	58,824
$9,500	55,883
$9,000	52,942
$8,500	50,000
$8,000	47,059
$7,500	44,118
$7,000	41,177
$6,500	38,236
$6,000	35,295
$5,500	32,353
$5,000	29,412
$4,500	26,471
$4,000	23,530
$3,500	20,589
$3,000	17,648
$2,500	14,706
$2,000	11,765
$1,500	8,824
$1,000	5,883

The Company may, in its absolute discretion, undertake a Scaleback, including for the purpose of complying with Listing Rule 7.2 (Exception 15) so that not more than 30% of the number of Shares already on issue are issued under the SPP. See below for further details.

If the parcel of Shares does not equal a whole number of Shares, the value of Shares issued to you will be rounded down to the nearest Share.

What is a Scaleback?

A Scaleback is a reduction in the allotments of Shares under the SPP (compared to the parcels applied for) that Novogen may undertake if it receives applications under the SPP for more shares than it wishes to issue.

Factors that Novogen may take into account in deciding any Scaleback include the amount applied for by each Shareholder under the SPP, the number of Shares held at the Record Date and whether the Shareholder remains on the register on the Closing Date.

If Novogen undertakes a Scaleback, you will receive the number of Shares decided by Novogen in its absolute discretion which may be less than the parcel of Shares for which you applied. If you are scaled back, the difference between the application money received, and the number of Shares allocated to you multiplied by the Issue Price, will be refunded to you by direct credit (to your nominated account as recorded on Novogen’s Share Register) or by cheque, as soon as practicable, without interest. Amounts less than $2.00 are not practical to refund and will be retained by the Company.

Scaleback decisions are made by the Board and are final.

Listing Rule compliance

Under Listing Rule 7.1, the Company must not issue, in a 12 month period, more than 15% of the number of shares on issue at the commencement of that 12 month period, without shareholder approval. Listing Rule 7.2 (Exception 15) provides an exception for offers to Eligible Shareholders under a Share Purchase Plan and increases this limit to 30%. Novogen in its discretion may issue up to 30% under the SPP.

What if I receive more than one Application Form?

If you receive more than one Application Form or if you hold Shares in more than one capacity, for example, if you are both a sole and a joint holder of Shares, the maximum amount you may apply to Invest under the SPP in any 12 month period is $15,000. This limitation is imposed by the Australian Securities and Investments Commission (ASIC).

Single holders

If you are the only registered holder of a holding of Shares but you receive more than one offer under the SPP, the maximum amount you may subscribe under this SPP is $15,000.

Joint holders

If you are a joint holder of a holding of Shares, that joint holding is considered to be a single registered holding for the purpose of the SPP and the joint holders are entitled to participate in the SPP for that single holding only. If the same joint holders receive more than one offer under the SPP, the maximum aggregate amount the joint holders may subscribe under this SPP is $15,000.

Custodians

You may apply for a maximum amount of $15,000 of New Shares for each participating beneficiary, provided that you complete the Application Form and a Custodian Certificate, and submit them together with the Application Payment to the Share Registry before the Closing Date.

Please contact the Share Registry to obtain the form of the Custodian Certificate which you are required to submit.

Novogen reserves the right to reject applications where it appears that the applicant is subscribing more than $15,000 of Shares per beneficiary or for all Custodian holdings if beneficiaries are not named on the Share Register.

Will the Offer be available again?

The SPP is intended to be a one off offer to Eligible Shareholders, giving them an opportunity to purchase additional Shares without transaction costs or brokerage. However, the Board retains the right to make similar offers under future Share Purchase Plans. Only one Share Purchase Plan may be offered in any 12 month period.

Contact details

If you have any further queries about the SPP, please contact the Share Registry on 1300 855 080 (within Australia) and +61 3 9415 4000 (outside Australia).

For further information contact:

Graham Kelly, Chief Executive Officer

Novogen Ltd

Telephone: 0459 200 095

Email: Graham.Kelly@novogen.com

Website: www.novogen.com

Applications and payment must be received before 5.00pm (Sydney time) on Tuesday 14 May 2013.

Share Purchase Plan Rules

1.	Definitions and interpretations

Definitions:

In these rules:

Announcement Date means the date on which the SPP is announced to the market on ASX, as set out above in the table under the heading Important Dates.

Allotment Date means the date on which the Shares to be issued under the SPP are allotted, as set out above in the table under the heading Important Dates.

Allotment Notice means a notice sent to Shareholders confirming allotment of Shares issued under the SPP.

Application means an application for Shares under this SPP.

Application Amount means the amount nominated by an Eligible Shareholder on an Application Form for the subscription of Shares under the Offer having regard to the Minimum Application Amount and Maximum Application Amount.

Application Form means a personalised application form in which Eligible Shareholders may apply for Shares under the SPP.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the securities exchange operated by it (as the case requires).

Board means the board of directors of Novogen.

Company or Novogen means Novogen Ltd ACN 063 259 754.

Constitution means the constitution of Novogen.

Class Order means ASIC Class Order 09/425.

Closing Date means the closing date for the SPP as set out above in the table under the heading Important Dates.

Custodian has the definition given to that term under the Class Order. See rule 5.3 below.

Despatch Date means the date on which Allotment Notices will be sent to shareholders as set out above in the table under the heading Important Dates.

Eligible Shareholder means a shareholder in Novogen at the Record Date with a Registered Address in Australia or New Zealand.

IDPS-like scheme has the meaning given by Class Order CO 02/296 or anf class orfer that replaces that class order.

Issue Price means $0.17 per Share.

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

Minimum Application Amount means $1,000.

Maximum Application Amount means $15,000.

Offer means the offer of Shares under the SPP on the terms set out in these rules.

Official List means the official list for quotation on ASX.

Opening Date means the date on which the SPP opens as set out above in the table under the heading Important Dates.

Participating Beneficiary has the meaning given in rule 5.1.

Plan Rules means these rules.

Plan or SPP means the Novogen Share Purchase Plan.

Quotation Date means the date on which Shares are expected to be traded on the Official List as set out above in the table under the heading Important Dates.

Record Date means the date for deciding who will be an Eligible Shareholder as set out above in the table under the heading Important Dates.

Registered Address means the address of an Eligible Shareholder as shown in the Share Register.

Scaleback means a reduction in the number of Shares allotted to Eligible Shareholders who lodge an Application.

Share Register means the register of all shareholders of Novogen maintained by the Share Registry.

Share Registry means Computershare Investor Services Pty Limited, Level 4, 60 Carrington Street, Sydney NSW 2000.

Share means a fully paid ordinary share in Novogen.

Interpretation

In this document:

(a)	a reference to a rule is a reference to a rule under this SPP;

(b)	if a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(c)	a reference to a person includes a corporation, trust, partnership, unincorporated body, government and local authority or agency, or other entity whether or not it comprises a separate legal entity;

(d)	a reference to “$” or “dollars” means Australian dollars.

2.	Offer timetable

2.1	This Offer is dated and taken to be made on the Announcement Date.

2.2	Applications may be made on and from the Opening Date.

2.3	Only Eligible Shareholders may participate in the SPP.

2.4	This Offer closes on the Closing Date and all Application Forms and payments of the Application Amounts must be received by the Share Registry before the Closing Date.

2.5	Shares will be allotted on or about the Allotment Date.

2.6	Any Scaleback will be announced on the Allotment Date. Allotment Notices (and any refund cheques in payment of any Scaleback amount) will be despatched on or about the Despatch Date.

2.7	Trading of Shares issued under the SPP on ASX will begin on the Quotation Date.

2.8	Novogen may change, at any time, any of the dates in rules 2.1 to 2.7, regardless of whether the Offer has opened or Applications have been received.

3.	Regulatory relief

3.1	This Offer of new Shares under the SPP is made under ASIC Class Order 09/425 (Class Order). This Class Order grants relief from the requirement to prepare a prospectus for the Offer of new Shares under the SPP.

3.2	Subject to Listing Rule 7.2 (Exception 15), the Class Order permits Novogen to issue up to $15,000 worth of Shares to each Shareholder, without an offer document, and for all directors of Novogen to participate in the SPP.

3.3	This Offer of new Shares under the SPP is made in accordance with the New Zealand Securities Act (Overseas Companies) Exemption Notice 2002.

4.	Participation in the SPP

4.1	Participation in the SPP is subject to these rules. The Offer made under this SPP is made only to Eligible Shareholders.

4.2	This Offer is non-renounceable.

4.3	The Board may refuse to accept or may suspend or withdraw any Application if that Application might:

(a)	prejudice the effective operation of the SPP; or

(b)	give rise to breaches of applicable laws by Novogen or its officers or by the Eligible Shareholders or their associates,

and may reject any Application if it has reason to believe that the Eligible Shareholder concerned may not be acting in good faith.

4.4	It is the responsibility of each Eligible Shareholder to obtain any necessary approvals to enable them to participate in the SPP.

4.5	The Directors who are Eligible Shareholders may participate in the SPP.

4.6	The Directors may refuse an Application where an Eligible Shareholder has, in the opinion of the Directors, split a shareholding, or acquired Shares as part of a split of a shareholding, in order to attempt to increase the number of Shares that may be allotted under the SPP to that Eligible Shareholder or another person.

5.	Custodian Certification

5.1	If on the Record Date you are a custodian within the definition of “custodian” in ASIC Class Order 09/425 (“Custodian”) and hold Shares on behalf of one or more persons (each a “Participating Beneficiary”), you may apply for up to a maximum of $15,000 worth of Shares for each Participating Beneficiary, subject to providing a notice in writing to the Company on application for Shares pursuant to the Offer certifying the following:

(a)	either or both of the following:

(i)	that the Custodian holds Shares on behalf of one or more of the other Participating Beneficiaries that are not Custodians; and

(ii)	that another Custodian (“Downstream Custodian”) holds beneficial interests in Shares on behalf of one or more Participating Beneficiaries, and the Custodian holds the Shares to which those beneficial interests relate on behalf of the Downstream Custodian or another Custodian, on the Record Date and that each Participating Beneficiary has subsequently instructed the following persons:

(iii)	where clause 5(a)(i) applies - the Custodian; and

(iv)	where clause 5(a)(ii) applies — the Downstream Custodian,

to apply for Shares on their behalf under the Plan;

(b)	the number of Participating Beneficiaries;

(c)	the name and address of each Participating Beneficiary;

(d)	in respect of each Participating Beneficiary:

(i)	where clause 5(a)(i) applies, the number of Shares that the Custodian holds on their behalf; and

(ii)	where clause 5(a)(ii), the number of Shares to which the beneficial interests relate applies;

(e)	in respect of each Participating Beneficiary:

(i)	where clause 5(a)(i) applies, the number or the dollar amount of Shares they instructed the Custodian to apply for on their behalf; and

(ii)	where clause 5(a)(ii) applies, the number or the dollar amount of Shares they instructed the Downstream Custodian to apply for on their behalf;

(f)	there are no Participating Beneficiaries in respect of which the total of the application price for the following exceeds $15,000:

(i)	the Shares applied for by the Custodian on their behalf under the Plan in accordance with the instructions in clause 5(e); and

(ii)	any other Shares issued to the Custodian in the 12 months before the application under the Plan as a result of an instruction given by them to the Custodian or Downstream Custodian to apply for Shares on their behalf under an arrangement similar to the Plan;

(g)	that a copy of the written Offer document was given to each Participating Beneficiary; and

(h)	where clause 5(a)(ii) applies, the name and address of each Custodian who holds beneficial interests in the Shares held by the Custodian in relation to each Participating Beneficiary.

5.2	In providing a certificate under this clause 5, the Custodian may rely on information provided to it by the Participating Beneficiary and any Custodian who holds beneficial interests in the Shares held by the Custodian,

5.3	For the purpose of ASIC Class Order 09/425, you are a Custodian if you are registered holder of Shares that:

(a)	holds an Australian financial services licence that:

(i)	covers the provision of a custodial or depositary service (as these terms are defined in section 766E of the Corporations Act); or

(ii)	includes a condition requiring the holder to comply with the requirements of ASIC Class Order 02/294; or

(b)	is exempt from the requirement to hold an Australian financial services licence for the provision of a custodial or depositary service under;

(i)	paragraph 7.6.01(l)(k) of the Corporations Regulations 2001 (Cth); or

(ii)	ASIC Class Order 05/1270 to the extent that it relates to ASIC Class Order 03/184; or

(iii)	paragraph 911A(2)(h) of the Corporations Act; or

(c)	is a trustee of a:

(i)	self-managed superannuation fund; or

(ii)	superannuation master trust; or

(d)	is the responsible entity of an IDPS-like scheme; or

(e)	is the registered holder of Shares and is noted on the register of members of the body or scheme (as the case may be) as holding the Shares on account of another person.

5.4	If you hold Shares as a trustee or nominee for another person, but are not a Custodian as defined above, you cannot participate for beneficiaries in the manner described above. In this case, the rules for multiple single holdings apply.

6.	Application to participate

6.1	An Eligible Shareholder may apply to Novogen to participate in the SPP by completing and signing an Application Form and returning it to the Share Registry with a cheque for payment of the Application Amount, before the Closing Date or by making a payment by BPAY before the Closing Date following the instructions on the Application Form. If payment is made by BPAY there is no requirement to complete and return the application form. Your BPAY reference number identifies you to the Share Registry who will process your BPAY share application.

6.2	Applications must specify the Application Amount in Australian dollars, for the number of Shares applied for at the Issue Price (being not less than $1,000 and not more than $15,000) and be accompanied by a cheque in payment of this amount unless payment is made by BPAY.

6.3	By making an Application, each Eligible Shareholder certifies that the aggregate of the Application Amount for:

(a)	Shares under the SPP; and

(b)	any other Shares applied for by the Eligible Shareholder under the SPP or any similar arrangements in the 12 months prior to the Application, does not exceed $15,000.

6.4	Subject to rule 6.2 and 6.3, participation in the SPP may be full or partial.

6.5	Shares issued under the SPP will be issued at the Issue Price and allotted as fully paid.

6.6	The number of Shares issued pursuant to an Application will be calculated by dividing the Application Amount by the Issue Price, subject to any Scaleback.

6.7	In a Scaleback, the number of Shares issued for an Application may be subject to rounding in the discretion of the Directors or the Share Registry.

7.	Operation of the SPP

An Eligible Shareholder who participates in the SPP will be treated as having:

(a)	confirmed, for all Shares applied for by him or her under the SPP, that he or she does not make the Application for any other person in circumstances which might involve any breach of securities laws of any jurisdiction other than Australia;

(b)	agreed to be bound by the Constitution in respect of all the Shares Issued to them under the SPP; and

(c)	acknowledged that the Shares have not, and will not be, registered under the US Securities Act or the securities law of any state or other jurisdiction outside Australia or New Zealand and accordingly, the Shares may not be offered, sold or otherwise transferred except in accordance with an available exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and any other applicable securities laws.

8.	Shares issued under the SPP

8.1	Shares issued under the SPP will rank equally in all respects with existing Shares.

8.2	Shares issued to Eligible Shareholders under the SPP will be registered on the Share Register.

8.3	Novogen will promptly, following the Issue and allotment of Shares under the SPP:

(a)	apply to ASX for quotation of the Shares on ASX; and

(b)	send an Allotment Notice to each Eligible Shareholder to whom Shares are issued, at their Registered Address.

9.	Cost to participants

9.1	Subject to rule 9.2, no brokerage, commission or other transaction costs will be payable by an Eligible Shareholder in respect of Shares issued under the SPP.

9.2	In the event of a change in legislation so that at the date of any issue or allotment of Shares, stamp duty or any other tax or duty is payable on Shares issued under the SPP, the amount of that stamp duty or other tax or duty must be paid by the Eligible Shareholder to whom the Shares are issued and, in respect of each of those Shares, included in the calculation of the Issue Price.

10.	Non-participation

Participation in the SPP is voluntary. It is a matter for each Eligible Shareholder to decide whether or not they apply for Shares under the SPP.

11.	Scaleback

11.1	Novogen may, in its absolute discretion, undertake a Scaleback to the extent and in the manner it sees appropriate, including for the purpose of compliance with Listing Rule 7.2, Exception 15.

11.2	If Novogen undertakes a Scaleback, the difference between the value of the Shares allotted and the Application Amount paid to the Company by the Eligible Shareholder will be refunded by cheque and mailed to the Eligible Shareholder on the Despatch Date. Refunds of $2.00 and under will be retained by the Company.

12.	Applications and notices

12.1	Other than in relation to paying the Application Amount via BPAY, Applications and notices for the purposes of the SPP must be in writing in the form and lodged at the place specified by Novogen or the Share Registry.

12.2	Applications and notices (other than notices of death, bankruptcy or liquidation) for Shares registered in joint names must be completed by all registered holders of those Shares who wish to subscribe for Shares.

12.3	Applications and notices will take effect on and from the date on which they are received by the Share Registry, except for an Application to participate in the SPP which is not effective until it has been accepted by the Board and the Application Amount is received.

12.4	The Company may:

(a)	accept and treat as valid an Application Form which does not satisfy the provisions of rule 12.1; and

(b)	reject and treat as invalid an Application Form where the Board decides acceptance of the Application Form would or might prejudice the effective operation of the SPP or would or might otherwise be contrary to the laws of any country.

12.5	The Company has no obligation to correct or amend defective Application Forms on behalf of Eligible Shareholders.

13.	Board’s powers in the administration, variation, suspension or termination of the SPP

13.1	The SPP will be administered by the Board which has the power to:

(a)	decide appropriate procedures for administration and implementation of the SPP, consistent with the Plan Rules, and to settle any difficulty which may arise generally or in a particular case, in regard to the SPP, as the Board thinks appropriate and its decision binds all shareholders and other persons to whom the decision relates;

(b)	resolve conclusively all questions of fact or interpretation in connection with the SPP; and

(c)	delegate to any one or more persons for a period and on the conditions it decides, its powers or discretions under the SPP, but not any powers under rule 13.4.

13.2	The Company and its officers and employees will not be held responsible or liable for any error or omission which occurs in the administration of the SPP.

13.3	The Board may vary administrative procedures to be followed in the implementation of the SPP. The procedures may be varied at any time by the Board having regard to ASX or ASIC requirements.

13.4	The Board may:

(a)	at any time modify, vary or amend the SPP;

(b)	suspend the operation of the SPP from time to time for any period; or

(c)	terminate the SPP at any time without any need for giving advance notice to shareholders.

14.	Taxation

Novogen makes no representations or warranties about, and accepts no responsibility for, the liability of Eligible Shareholders to pay income tax in respect of any allotment or issue of Shares, payment or other transaction under this SPP.

15.	Dispute Resolution

15.1	Novogen may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any participant or application, and the decision of Novogen will be conclusive and binding on all participants and other persons to whom the determination relates.

15.2	Novogen reserves the right to waive strict compliance with any provision of these rules. The powers of Novogen under these conditions may be exercised by the Board or its delegate.

16.	Governing Law

This Offer is governed by the law in force in New South Wales. By accepting this Offer, you submit to the non-exclusive jurisdiction of the courts of New South Wales.

17 April 2013

Dear Option holder

Share Purchase Plan – option holders’ participation

Novogen Ltd (ASX: NRT) today announced its Share Purchase Plan (SPP), which gives eligible shareholders the opportunity to purchase up to $15,000 worth of Novogen’s ordinary shares without incurring brokerage or transaction costs.

Only Australian and New Zealand investors who were recorded on the share register as shareholders at 7.00pm on the record date of 16 April 2013 (Record Date) are entitled to participate in the SPP offer. The Record Date is specified in accordance with the ASX Listing Rules.

The SPP, including eligibility, is subject to the more detailed SPP rules which prevail to the extent of any inconsistency.

The holding of options does not confer a right to participate in the SPP.

If you have any questions about your entitlement to participate in the SPP, please contact our share registry.

The share registry contact details are:

Computershare Investor Services Pty Limited

Level 4, 60 Carrington Street, Sydney NSW 2000

Tel: 1300 855 080 (within Australia) and +61 3 9415 4000 (outside Australia)

Novogen thanks you for your support of the Company.

Yours faithfully

/s/ Graham Kelly
Graham Kelly
Executive Chairman

For further information contact:

Graham Kelly

Executive Chairman

Novogen Ltd

Telephone: 0459 200 095

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Email: Graham.Kelly@novogen.com

Website: www.novogen.com

About Novogen Ltd:

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates known (structurally) as super-benzopyrans displaying potent anti-cancer activity and demonstrating increased bio-availability to cancer cells (‘stealth’ technology). CS-6 shows broad anti- proliferative and cytotoxic activity against human cancer cells, with particular activity against human glioblastoma cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

More information: www.novogen.com

Safe harbour statement

Certain statements made in this document and material referred to in this document that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.). These forward looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by these statements. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.

Investors should be aware that there are no assurances that results will not differ from those projected.

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